Exhibit 3.1

AMENDMENT NO. 1 TO THIRD AMENDED AND RESTATED BY-LAWS
OF
BOSTON PROPERTIES, INC.
Article II, Sections 2.1 and 2.11 of the Third Amended and Restated By-laws of Boston Properties, Inc. are hereby deleted in their entirety and replaced with the following:
2.1    Places of Meetings. All meetings of the stockholders shall be held at such place, either within or without the State of Delaware, and/or by such means of remote communications as from time to time may be fixed by the majority of the Board of Directors, the Chairman of the Board, if one is elected, or the President, which place and/or means of remote communications may subsequently be changed at any time by vote of the Board of Directors or, to the extent authorized by the Board of Directors and permitted by Section 211(a) of the DGCL, the Chairman of the Board, if one is elected, or the President.
2.11    Presiding Officer, Order of Business. The Chairman of the Board, if one is elected, or if not elected or in his or her absence, the Chief Executive Officer, if one is elected, or if not elected or in his or her absence, the President, shall preside at all annual meetings or special meetings of stockholders. If the President is unable to so preside or is absent, then such other presiding officer designated by, or in the manner approved by, the Board of Directors or, in the absence of such designation, by the Chairman of the Board, if one is elected, or, if not elected, by the Chief Executive Officer, if one is elected, or, if not elected, by the President, shall preside at the annual meeting or special meeting of stockholders for which he or she was designated. Each of the presiding officer and the Board of Directors shall have the authority to adopt and enforce rules of procedure for all stockholder meetings and shall have the authority to: (i) determine the order of business for each meeting; (ii) determine when the polls will open and close on items submitted for stockholder action; (iii) fix the time allotted for consideration of each agenda item and for questions and comments by persons in attendance; (iv) adopt rules for determining who may pose questions and comments during the meeting; (v) adopt rules for determining who may attend the meeting; (vi) adopt procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; and (vii) adjourn the meeting at any time and from time to time (without limitation to the authority to adjourn the meeting pursuant to Section 2.5).
Adopted and effective as of March 20, 2020.